Exhibit 99.1

Dominion Diamond Corporation’s Fiscal 2015 Fourth Quarter and Year-End Results to be released Wednesday, April 8, 2015

TORONTO--(BUSINESS WIRE)--March 25, 2015--Dominion Diamond Corporation (TSX: DDC, NYSE: DDC) (the “Company”) will release its Fiscal 2015 Fourth Quarter and Year-End results for the period ended January 31, 2015, after market hours on Wednesday, April 8, 2015.

Beginning at 8:30AM (ET) on Thursday, April 9, the Company will host a conference call for analysts, investors and other interested parties. Listeners may access a live broadcast of the conference call on the Company's web site at www.ddcorp.ca or by dialing 877-280-4959 within North America or 857-244-7316 from international locations and entering passcode 49598675.

An online archive of the broadcast will be available by accessing the Company's web site at www.ddcorp.ca. A telephone replay of the call will be available one hour after the call through 11:00PM (ET), Thursday, April 23, 2014, by dialing 888-286-8010 within North America or 617-801-6888 from international locations and entering passcode 17917169.

About Dominion Diamond Corporation
Dominion Diamond Corporation is a Canadian diamond mining company with ownership interests in two major producing diamond mines. Both mines are located in the low political risk environment of the Northwest Territories in Canada.

The Company operates the Ekati Diamond Mine through its 88.9% ownership as well as a 65.3% ownership in the surrounding areas containing additional resources, and also owns 40% of the Diavik Diamond Mine. It supplies rough diamonds to the global market through its sorting and selling operations in Canada, Belgium and India and is the world’s third largest producer of rough diamonds by value.

For more information, please visit www.ddcorp.ca.

CONTACT:
Dominion Diamond Corporation
Mr. Richard Chetwode, +44 (0) 7720-970-762
Vice President, Corporate Development
rchetwode@ddcorp.ca
or
Ms. Kelley Stamm, 416-205-4380
Manager, Investor Relations
kstamm@ddcorp.ca